Exhibit 12.1

Circuit City Stores, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Years Ended February 29 or 28
(Amounts in thousands)	2008	2007	2006	2005	2004
(Loss) Earnings:
(Loss) earnings from continuing operations before income taxes	$(353,579)	$20,328	$233,445	$96,965	$(1,240)
Fixed charges	139,586	133,339	123,402	121,721	109,653
Amortization of capitalized interest	2,817	1,954	1,171	828	785
Capitalized interest	(7,773)	(8,027)	(4,988)	(2,940)	(1,115)

Total (loss) earnings	$(218,949)	$147,594	$353,030	$216,574	$108,083

Fixed Charges:
Interest expense	$1,180	$1,519	$3,143	$4,451	$4,202
Capitalized interest	7,773	8,027	4,988	2,940	1,115
Amortization of debt issuance costs	910	615	734	923	551
Estimate of interest within rental expense	129,723	123,178	114,537	113,407	103,785

Total fixed charges	$139,586	$133,339	$123,402	$121,721	$109,653

Ratio of earnings to fixed charges	*	1.1	2.9	1.8	*

*	Due to our losses in the fiscal years ended February 29, 2008, and February 29, 2004, the ratio for these periods was less than 1:1. We would have had to generate additional earnings of $358.5 million and $1.6 million in the fiscal years ended February 29, 2008, and February 29, 2004, respectively, to achieve a coverage ratio of 1:1.